FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant's Form 6-K filing for the month of January 2004, and incorporated by reference herein, are:

Exhibit No.	Description
1.	Release entitled "Directors' Increase their Randgold Resources Holdings."
2.	(i) release entitled "Randgold Resources Block Listing," (ii) the Registrant's application on Form 1 to the London Stock Exchange and the UK Listing Authority for a block listing of 200,000 ordinary shares of a par value of US $0.10, and (iii) Registrant's application for admission of securities to the official list on Schedule 3A to the UK Listing Authority for a block listing of 200,000 ordinary shares of a par value of US $0.10.

3.	Release, dated December 1, 2003, entitled "Randgold Resources Block Listing."
4.	Release, dated December 3, 2003, entitled "Director Increases his Randgold Resources Holdings."
5.	Release, dated December 4, 2003, entitled, "Director Exercises Randgold Resources Options."
6.	Release, dated December 22, 2003, entitled, "FTSE Upgrades Randgold Resources' Investability Rating."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By: /s/ David Haddon
David Haddon Group Company Secretary

Dated: January 8, 2004